NewsRelease

TransCanada Closes $1 Billion Preferred Share Issuance

CALGARY, Alberta – November 21, 2016 – News Release – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has completed its public offering of cumulative redeemable minimum rate reset first preferred shares, series 15 (the “Series 15 Preferred Shares”). TransCanada issued 40 million Series 15 Preferred Shares for aggregate gross proceeds of $1.0 billion through a syndicate of underwriters co-led by Scotiabank, BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets and TD Securities Inc.

The net proceeds of the offering will be used for general corporate purposes and to reduce short term indebtedness of TransCanada and its affiliates, which short term indebtedness was used to fund TransCanada’s capital program and for general corporate purposes.

The Series 15 Preferred Shares will begin trading today on the TSX under the symbol TRP.PR.K.

This news release does not constitute an offer to sell or a solicitation of any offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to

TransCanada’s Third Quarter Report to Shareholders dated November 1, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522